UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:March 29, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON MARCH 29th, 2022

DATE, TIME AND PLACE: On March 29th, 2022, at 2.30 p.m., at TIM S.A. (“Company”), located at Avenida João Cabral de Mello Neto, No. 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than two thirds (2/3) of the total capital stock, including holders of the American Depositary Receipts, pursuant to (1) the signatures on the Shareholders’ Attendance Book; and (2) by the valid distance voting ballots received on the terms of the CVM rules. Also attended the meeting, by videoconference, Messrs. Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer); Camille Loyo Faria, Diretora Financeiro e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer); Bruno Mutzenbecher Gentil, Business Support Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Maria Antonietta Russo, Human Resources & Organization Officer; Nicandro Durante, Chairman of the Board of Directors, of the Compensation Committee and of the Environmental, Social & Governance Committee; Jaques Horn, Diretor Jurídico (Legal Officer); Walmir Urbano Kesseli, Chairman of the Fiscal Council; Gesner José de Oliveira Filho, member of the Board of Directors and Coordinator of the Statutory Audit Committee and Herculano Aníbal Alves, member of the Board of Directors and Chairman of the Control and Risks Committee. It is also registered the attendance, by videoconference, of Mr. Fernando de Magalhães, representative of the Company’s independent auditors, Ernst & Young Auditores Independentes S/S (“EY”), and Mr. André Alves, representative of Advisia Consultoria de Gestão Empresarial Ltda., to provide clarifications on issues that may be raised by Shareholders.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

March 29th, 2022

PUBLICATIONS AND SUMMONS: (1) The management’s report, the financial statements, the Fiscal Council’s opinion, the Statutory Audit Committee’s Report and the independent auditors’ report, related to the fiscal year ended on December 31st, 2021, were published on February 25th, 2022, on pages 3 to 18 of the Official Gazette of the State of Rio de Janeiro; and on pages 1 to 10 of the Valor Econômico; and (2) The Call Notice was published on February 24th and 25th, 2022 and on March 2nd, 2022, on pages 3, 18/19 and 3 of the Official Gazette of the State of Rio de Janeiro, respectively, and on February 24th and 25th, 2022 and on March 2nd, 2022, on pages C11, C6 and B7 of the Valor Econômico, respectively.

On Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2021 (2) To resolve on the management’s proposal for the allocation of the results of the 2021 fiscal year and the distribution of dividends by the Company; (3) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on December, 15th, 2021 and January, 31st, 2022; (4) To resolve on the composition of the Fiscal Council of the Company; (5) To elect the effective and alternate members of the Fiscal Council; and (6) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2022 fiscal year.

On Extraordinary Shareholders’ Meeting: (1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 15th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand.

RESOLUTIONS: First, the consolidated voting map of the votes received by the distance voting ballots was read, which was distributed to the attendees and was also available for consultation, pursuant to the Section 21-W, paragraph 4 of CVM Instruction No. 481 of December 17th, 2009. Then, the Chairman proposed: (1) the dismissal of the reading of the other documents related to the Agenda to be discussed on this Annual and Extraordinary Shareholders’ Meeting, according to the Section 134 of the Law No. 6,404/76, taking into account that the shareholders are fully aware of the contents thereof; (2) the recording of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of Law No. 6,404/76, respectively; (3) the voting statements, abstentions, protests and dissidences, eventually casted, were received, numbered and certified by the Board, and be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of Law No. 6,404/76; and (4) that the minutes of the Annual and Extraordinary Shareholders’ Meeting be recorded as a single document, pursuant to Section 131, sole paragraph, of the Law No. 6,404/76. Without any opposition, the shareholders attending the meeting agreed with the proposals presented by the Chairman. Finally, after analysis and discussion of the items in the Agenda, the shareholders resolved:

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

March 29th, 2022

On Annual Shareholders’ Meeting:

(1) To approve, by the majority of the votes casted, as per the consolidated voting map attached hereto, the management’s report and the individual and consolidated financial statements of the Company, related to the fiscal year ended on December 31st, 2021, which were duly audited by the independent auditors of the Company, EY, with its respective report, as well as with the opinion of the Company’s Fiscal Council and the report of the Company’s Statutory Audit Committee.

(2) To approve, by the majority of votes casted, as per the consolidated voting map attached here to, the management’s proposal to allocate the results related to the fiscal year of 2021, along with the opinion of the Fiscal Council, which contemplates that the net profit of the fiscal year 2021, in the amount of two billion, nine hundred and fifty-seven million, one hundred and seventy-three thousand, nine hundred and ninety-two reais and ninety-eight cents (R$2,957,173,992.98), shall be allocated as follows:

(2.1) For the Profit Reserve, it shall be allocated the amount of one hundred and seventy-six million, seven hundred and forty thousand, six hundred and fifteen reais and ninety-four cents (R$176,740,615.94), related to the tax benefit amount of income tax reduction incurred in the fiscal year of 2021;

(2.2) To the Legal Reserve, according to Section 193 of the Law No. 6,404/76, it shall be allocated the amount of one hundred and thirty-nine million, twenty-one thousand, six hundred and sixty-eight reais and eighty-five cents (R$139,021,668.85), equivalent to five percent (5%) of the Company’s net profits in the fiscal year of 2021;

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

March 29th, 2022

(2.3) As interest on shareholders’ equity (gross), the amount of one billion, forty-seven million and five hundred thousand reais (R$1,047,500,000.00) which payments were approved during the year of 2021 and paid on July 20th, 2021, October 27th, 2021 and on January 25th, 2022, as follows: (i) the amount of six hundred and sixty million, three hundred and fifty-two thousand, nine hundred and twenty-seven reais and five cents (R$660,352,927.05) is imputed to the mandatory minimum dividend; and (ii) the remaining amount of three hundred and eighty-seven million, one hundred and forty-seven thousand, seventy-two reais and ninety-five cents (R$387,147,072.95), was distributed as additional dividends to the mandatory minimum set forth in the Company's By-Laws; and

(2.4) For the Statutory Reserve for Expansion, pursuant to the Company’s By-Laws, it shall be allocated the remaining balance of the net profits, in the amount of one billion, five hundred and ninety-three million, nine hundred and eleven thousand, seven hundred and eight reais and nineteen cents (R$1,593,911,708.19).

(3) The ratification of the appointments of the Board of Directors’ members held on December, 15th, 2021 and January, 31st, 2022, pursuant the terms of Section 150 of Law No. 6,404/1976 and Section 20, Paragraph 2 of the Company’s By-Laws, was put to a vote, which was approved by a majority of the votes casted, as per the consolidated voting map attached hereto, the ratification of the appointments of the Board of Directors’ members, as follows:

(i)       Claudio Giovanni Ezio Ongaro Italian, married, bachelor in Electronic Engineering, bearer of the Italian passport Nr. YA4595942, valid through July 16th, 2023, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy; and

(ii)       Alberto Mario Griselli, Italian, married, Bachelor in Engineering, bearer of the Identity Card RNE No. V354056-O, issued by CGPI/DIREX/PF in January 31st, 2021, enrolled in the taxpayers’ roll (CPF/ME) under No. 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

March 29th, 2022

The shareholder TIM Brasil Serviços e Participações S.A. stated that they have obtained from the Directors, whose elections are now ratified, the confirmation that they have the necessary qualifications and meet the requirements established by the Law No. 6,404/76, by the CVM Instruction No. 367 and by the Company’s By-Laws, in order to occupy the position of member of the Company’s Board of Directors. The aforementioned members of the Board of Directors will have term of office until the Annual Shareholders’ Meeting of the Company to be held in 2023 and shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Law No. 6,404/76, in the CVM Instruction No. 367, in the Company’s By-Laws and in the Regulamento do Novo Mercado.

(4) To approve, by the majority of the votes casted, as per the consolidated voting map attached hereto, the composition of the Fiscal Council of the Company with three (3) regular members and three (3) alternate members.

(5) The Chairman inquired the attending minority shareholders of their interest to request the vote in separate as Fiscal Council member, pursuant to Section 161, Paragraph 4, item ‘a’, of Law No. 6,404/76, having the shareholder DOCAS INVESTIMENTOS LTDA. appointed Mr. Elias de Matos Brito as regular member, and Mr. Anderson dos Santos Amorim as alternate; and the shareholder CLUBE DE INVESTIMENTO HILL appointed Mr. Rafael de Souza Morsch as regular member, and Mr. Tiago Paz Munhoz as alternate; the item was put to vote in separate, without the participation of the controlling shareholder TIM Brasil Serviços e Participações S.A.; as a result, by the majority of the votes casted by the minority shareholders who came forward on this resolution, as per the consolidated voting map attached hereto, with the votes in favor of the shareholder DOCAS INVESTIMENTOS LTDA. was elected Mr. Elias de Matos Brito, brazilian, married, accountant, bearer of the identity card No. 074.806-03, issued by CRC-RJ, enrolled in the CPF/ME under No. 816.669.777-72, domiciled at Uruguaiana street, No. 39, floor 18, in the city and State of Rio de Janeiro, as regular member; and Mr. Anderson dos Santos Amorim, married, accountant, bearer of Identity Card No. 105.561/O-0, issued by CRC-RJ, enrolled in the CPF/ME under No. 029.215.847-51, domiciled at Uruguaiana street, No. 39, floor 18, in the city and State of Rio de Janeiro, as alternate member.

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

March 29th, 2022

The shareholder DOCAS INVESTIMENTOS LTDA. stated that they have obtained from the candidates they have appointed for the Fiscal Council and hereby elected, in the terms above, have the necessary qualifications and meet the requirements established by the Law No. 6,404/76 and the Company's By-Laws to occupy the position of member of the Fiscal Council.

Next, it was put to vote the slate of candidates composed by two (2) regular members, and their respective alternate members, as per TIM Brasil Serviços e Participações S.A.’s proposal, being approved, by the majority of the votes casted, as per the consolidated voting map attached hereto, in order to compose the Fiscal Council were elected:

(i) as regular member, Mr. Walmir Kesseli, Brazilian, married, economist, bearer of Identity Card No. 1.440.573-9, issued by SSP/PR, enrolled in the CPF/ME under No. 357.679.019-53, domiciled at Emílio Cornelsen street, No. 344, Apt. 602, Ahú, in the city of Curitiba, State of Paraná, having as alternate member Mr. Heinz Egon Lowen, Brazilian, married, accountant, bearer of Identity Card No. 691.784-4, issued by SSP/PR, enrolled in the CPF/ME under No. 017.339.239-34, domiciled at Baruch Spinoza street, No. 274, in the city of São José dos Pinhais, State of Paraná; and

(ii) as regular member, Mrs. Anna Maria Cerentini Gouvea Guimarães, Brazilian, married, architect, bearer of the identity card No. 7101355, issued by SSP/SP, enrolled in the CPF/ME under No. 050.287.838-02, domiciled at Comandante Julio de Moura street, No. 439, roof, Barra da Tijuca, in the city and State of Rio de Janeiro; having as alternate member Mr. Josino de Almeida Fonseca, Brazilian, married, civil engineer, bearer of Identity Card No. 5.492.136-3, issued by SSP/SP, enrolled in the CPF/ME under No. 005.832.607-30, domiciled at Barão de Capanema street, No. 98, Apt. 72, Cerquera Cesar, in the city and State of São Paulo.

The shareholder TIM Brasil Serviços e Participações S.A. that appointed the members of the Fiscal Council hereby elected, in the terms above, stated that they have the necessary qualifications and meet the requirements established by the Law No. 6,404/76 and the Company's By-laws to occupy the position of member of the Fiscal Council.

It is registered that all of the Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2023. The Fiscal Council’s members shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Law No. 6,404/76, the Company's By-laws and in the Regulamento do Novo Mercado of B3.

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

March 29th, 2022

(6) To approve, by the majority of the votes casted, as per the consolidated voting map attached, the compensation proposal for the administrators for the fiscal year of 2022, as follows:

(i) Compensation to the Board of Directors: annual global compensation in the amount of four million, eight hundred and sixty thousand reais (R$4,860,000.00) to be attributed to the directors individually in accordance with the criteria that may be resolved by the Board of Directors;

(ii) Compensation to the Committees: annual global compensation in the amount of three million and twenty-four thousand reais (R$3,024,000.00) to be attributed to the members of the advisory committees to the Board of Directors, in accordance with the criteria that may be resolved by the Board of Directors;

(iii) Compensation to the Fiscal Council: annual global compensation in the amount of six hundred and sixteen thousand reais (R$616,000.00); and

(iv) Compensation to the Board of Officers: annual global compensation in the amount of seventy-seven million, five hundred and ninety-six thousand reais (R$77,596,000.00) and, of this total, the amount to be paid is divided into: twenty-two percent (22%) corresponding to the annual fixed remuneration and seventy-eight percent (78%) corresponding to variable remuneration.

On Extraordinary Shareholders’ Meeting:

(1) To approve, by the majority of votes casted, as per the consolidated voting map attached hereto, being expressly registered the abstention of vote by the controlling shareholder TIM Brasil Serviços e Participações S.A., the twelve (12) month extension of the Cooperation and Support Agreement (“Agreement”) between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand, until April 30th, 2023, in the amount corresponding in reais of up to seven million, nine hundred and four thousand and seven hundred and twenty-seven Euros (€7,904,727.00), according to the proposal submitted to the Statutory Audit Committee and to the Board of Directors at their respective meetings held on February 22nd and 23rd, 2022, all in accordance with the documents previously disclosed on the websites of the Company, of the Comissão de Valores Mobiliários and of the Securities and Exchange Commission, about the agreement’s background, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

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CONT. MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF

TIM S.A

March 29th, 2022

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Annual and Extraordinary Shareholders’ Meeting, which were properly presented and computed in the resolutions above, as per the consolidated voting map attached hereto.

VOTING MAP: Pursuant to Section 30, paragraph 4, of the CVM Instruction No. 480, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution, as well as the respective percentage.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read, approved by all the attending shareholders and executed by the Chairman, by the Secretary of the Board and by the attending shareholders who willing to sign them.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), March 29th, 2022.

JAQUES HORN
Secretary

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TIM S.A.
Ordinary and Extraordinary General Meeting 2022

Final Vote Report

Annual Shareholder's Meeting	Number of Shares / Percentage of Participants		
	Approve (Yes)	Reject (No)	Abstain
Resolution 1 - Financial Statements 2021	1,998,064,522 97.11%	1,126,320 0.05%	58,339,768 2.84%
Resolution 2 - Allocation of the Results 2021	2,054,120,085 99.83%	3,216,990 0.16%	193,535 0.01%
Resolution 3 - To ratify the appointments of Mr. Claudio Giovanni Ezio Ongaro and Mr. Alberto Mario Griselli	2,029,586,065 98.64%	24,342,881 1.18%	3,601,664 0.18%
Resolution 4 - To resolve on the composition of the Fiscal Council of the Company	2,056,702,640 99.96%	725,330 0.04%	102,640 0.00%
Resolution 5 - Indication of all the names that make up the slate- Single Slate [1]	2,054,243,898 99.84%	2,741,262 0.13%	545,450 0.03%
Resolution 6 - If one of the candidates leaves the single group to accommodate the election in a separate manner, the votes corresponding to your shares can still be given to the chosen group?	1,663,473,540 80.85%	392,897,695 19.10%	1,159,375 0.06%
Resolution 7 - Would you like to request the separate election of a member of the Fiscal Council?[2]	34,177,652 9.85%	37,203,482 10.72%	275,573,485 79.43%
Resolution 7A - Indication minority shareholder Clube de Investimento Hill	200,000 100.00%	0 0.00%	0 0.00%
Resolution 7B - Indication minority shareholder Docas Investimento Ltda.	19,276,091 100%	0 0%	0 0%
Resolution 8 - Compensation Proposal 2022	1,799,616,760 87.46%	256,114,253 12.45%	1,799,597 0.09%
Extraordinary Shareholder's Meeting	**Approve (Yes)**	**Reject (No)**	**Abstain**
Resolution 1 - Cooperation and Support Agreement	427,688,740 20.77%	170,280 0.01%	1,631,566,782 79.22%

[1] Item not considered due to the indication of candidates by minority shareholders present at the meeting for separate election

[2] Only two minority shareholders, who attended in person, indicated candidates, as expressed in Items 7A and 7B. The other shareholders did not indacate candidates.

Classificado como Público

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 29, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer